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                                                     Filed by OTG Software, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                             Subject Company: OTG Software, Inc.
                                                  Commission File No.: 333-84420


This filing relates to a planned merger between OTG Software, Inc. ("OTG"), and Orion Merger Sub Corp. ("Orion"), a wholly owned subsidiary of Legato Systems, Inc. ("Legato"), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 20, 2002 (the "Merger Agreement"), by and among Legato, Orion and OTG. The Merger Agreement is on file with the Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by OTG on February 22, 2002, and is incorporated by reference into this filing.

The following is a letter which was e-mailed to OTG employees from Richard Kay, OTG's Chairman, President and Chief Executive Officer, after 5:30 p.m. on April 4, 2002.

                                      * * *

All,

I wanted to share with you the preliminary earnings announcement that Legato just made. Legato's earnings for the first quarter, ending March 31, 2002, are expected to fall below analysts' consensus estimates. Specifically, Legato anticipates revenues of $55-57 million for the quarter, or approximately 10% lower than prior estimates.

David Wright, the CEO of Legato, and I have been in touch over the last several days, and I just this morning returned from California where I personally discussed this matter with him. He said that the shortfall is primarily the result of a cautious IT spending environment, longer customer lead times, and scaled back budgets.

However, David said Legato's business is strong and fundamentally sound. Legato is confident that they will continue to perform and their pipeline remains strong. Importantly, Legato will be reiterating that they are still on track for profitability in the 3rd quarter and will not be revising their estimates downward.

This short-term event doesn't change my confidence that the merger of OTG and Legato is the right move and an important long-term, strategic step for both of our companies. Our merger with Legato will accelerate both companies' ability to provide our customers with the most scalable and secure data protection, management and applications solutions available in the market today. In today's rapidly consolidating marketplace, this combination will also significantly enhance our ability to achieve our long-term financial and corporate goals.


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Thank you for your continued support and hard work. It's important that we all remain focused on conducting business as usual. We still need to deliver on the commitments and promises we made to our customers, partners, shareholders and fellow employees.

You can find the Legato release at http://biz.yahoo.com/bw/020404/40352_1.html. In the meantime, should have any questions or concerns, please send them through esuggestions@otg.com (mailto:esuggestions@otg.com).

Rick

================================================================================

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The offer and sale of shares of Legato common stock in connection with the merger will be registered with the SEC. That registration statement on Form S-4 has been filed as of the date of this filing and copies may be obtained from either Legato or OTG or at the SEC's website www.sec.gov. Legato and OTG plan to file with the SEC and mail to their respective stockholders a joint proxy statement/prospectus in connection with the transaction. The registration statement and joint proxy statement/prospectus will contain important information about Legato, OTG, the transaction and how the merger will affect investments in shares of either Legato or OTG and interested persons should carefully read that registration statement and the joint proxy statement/prospectus when they are available.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Legato and OTG through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

         Legato Systems, Inc.                 OTG Software, Inc.
         2350 West El Camino Real             2600 Tower Oaks Boulevard
         Mountain View, CA 94040              Rockville, MD 20852
         (650) 210-7000                       (240) 747-6400
         Attn: Investor Relations             Attn: Investor Relations

Legato, OTG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Legato and OTG in favor of the merger agreement. The directors and executive officers of Legato and their beneficial ownership of Legato common stock are set forth in the most recent proxy statement filed by Legato with the SEC. The directors and executive officers of OTG and their beneficial ownership of OTG common stock are set forth in the most recent proxy statement filed by OTG with the SEC. You may obtain those proxy statements free of charge at the SEC's website, www.sec.gov. Security holders of Legato and OTG may obtain additional information regarding the interests of the foregoing people by reading the registration statement.


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SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between Legato and OTG, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Legato or OTG managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Legato to successfully integrate OTG's operations and employees; the ability to realize anticipates synergies and cost savings; and the other factors described in Legato's and OTG's Annual Reports on Form 10-K for the year ended December 31, 2001 and their most recent quarterly report filed with the SEC. Legato and OTG disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.